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Prospectus Supplement to Prospectus dated June 5, 1998

$1,030,110,000

SLM Student Loan Trust 1999-1

Issuer

SLM Funding Corporation

Seller

Sallie Mae Servicing Corporation

Servicer

Floating Rate Student Loan-Backed Securities

        On June 29, 1999, the Trust will issue:

	Class A-1 Notes		Class A-2 Notes
	Class A-1T	Class A-1L	Class A-2T	Class A-2L	Certificates
Principal amount	$165,000,000	$397,520,000	$0	$431,530,000	$36,060,000
Note or Certificate Rate per annum	91-day T-Bill plus 0.87%	3-month LIBOR plus 0.08%	91-day T-Bill plus 0.0%	3-month LIBOR plus 0.18%	3-month LIBOR plus 0.45%
Maturity	April 25, 2008		July 25, 2013		April 25, 2016

Payments will be made quarterly beginning October 25, 1999, primarily from collections on a pool of student loans.

The Trust will pay principal first pro rata to the Class A-1 Notes until paid in full and then pro rata to the Class A-2 Notes until paid in full. The Trust will pay principal on the Certificates after all classes of Notes have been paid in full.

We are offering the Notes and Certificates through the underwriters at the prices shown below, when and if issued. The securities will not be listed on any exchange.

You should consider carefully the risk factors beginning on page S-13 of this Prospectus Supplement and on Page 13 of the Prospectus.

The Certificates represent interests in, and the Notes represent obligations of, the Trust only. They are not interests in or obligations of SLM Holding Corporation, the Seller, Student Loan Marketing Association, the Servicer or any of their affiliates.

Neither the Certificates nor the Notes are guaranteed or insured by the United States of America or any governmental agency.

This Prospectus Supplement may be used to offer and sell the Notes or Certificates only if accompanied by the Prospectus.

	Price to Public	Underwriting Discount	Proceeds to the Seller
Per Class A-1T Note	100.00%	0.215%	99.785%
Per Class A-1L Note	100.00%	0.215%	99.785%
Per Class A-2T Note	—	—	—
Per Class A-2L Note	100.00%	0.285%	99.715%
Per Certificate	99.875%	0.385%	99.490%
Total	$1,030,064,925	$2,578,110	$1,027,486,815

        Neither the SEC nor any state securities commission has approved or disapproved the Notes or Certificates or determined whether this Prospectus Supplement or the Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co.
J.P. Morgan & Co.
Merrill Lynch & Co.
Salomon Smith Barney

June 23, 1999

Purpose of this Filing

        SLM Funding LLC, as the Registrant for the Trust, is filing this Prospectus Supplement on behalf of the Trust, solely to obtain a Central Index Key number and access codes for the Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system for the Trust. The original Prospectus Supplement for the Trust's securities was filed with the Commission on June 24, 1999 and can be found at Link to http://www.sec.gov/Archives/edgar/data/949114/0000928385-99-002102-index.html. The orginal Prospectus Supplement, as amended, is incorporated herein by reference.

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Purpose of this Filing